November 27, 2009
Mr. Lyn Shenk Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-5546 U.S.A.

Re:	Toyota Motor Corporation Form 20-F for the fiscal year ended March 31, 2009 File No. 001-14948

Dear Mr. Shenk:

We refer to your letter dated September 28, 2009 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 24, 2009.

Set forth below is our response to your comments.  To assist you in the reviewing the process, we have reproduced some of the comments in bold type.

Form 20-F for the Fiscal Year Ended March 31, 2009

Item 5: Operating and Financial Review and Prospects, page 47
Operating Results

The Company’s Response

In response to the Staff’s comments 1 through 4, the Company has prepared its intended disclosure of Operating Results of the MD&A by revising the disclosure of Operating Results for the fiscal year ended March 31, 2009 as shown in Attachment A.  These expanded responses will enable the Staff to review the Company’s intended revised disclosure of Operating Results of the MD&A by seeing it in its entirety.

Outlook, page 64

5.
We note that management expects net revenues for fiscal 2010 to continue to decrease and expects the operating loss to increase in fiscal 2010 as compared to fiscal 2009, and that in fact you have continued to suffer operating losses in the first quarter of fiscal 2010 with sales decreasing approximately 40% and equity in earnings decreasing significantly.  Please significantly increase this discussion to specifically describe management’s plan to combat such decreases, including the plan for cost reduction efforts and planned decreases in fixed costs and expenses.  Include in your discussion management’s assessment of the impact such a continued decline will have on future operations.

The Company’s Response

We acknowledge the Staff’s comment. All material plans of management to combat the decrease in sales and equity in earnings are a part of the Company’s strategy as specifically described in Item 4.B “Business Overview—Toyota’s Strategy” on page 9 of the 2009 Form 20-F (the “2009 Strategy”). The 2009 Strategy was formulated in order to specifically address the assumptions and expectations described in the Outlook section, including the expected decrease in sales and equity in earnings.  As a result, the 2009 Strategy differs significantly from the Company’s strategy included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2008.  For example, the Company no longer aims to offer a full product line up but instead, as discussed in the first strategy in the 2009 Strategy, is focusing its efforts on certain “attractive products responding to consumer preferences in all regions at a lower price” in order to “advance growth.” Moreover, the Company plans to undertake significant cost reduction efforts, including specific plans to decrease fixed costs and expenses as discussed in the 2009 Strategy (i) under “Review of Supply Framework Responding to the Rapid Change in Demand in the North American Market” under “—Localize Global Operations with Targeted Regional Strategies” on page 12, describing the revision to the production system in North America in response to the substantially contracting sales market, and (ii) under “Improve Efficiency” under “—Promote Key Initiatives Globally” on page 15, describing the various efficiency and cost reduction programs.

In future filings we will continue to disclose, as part of the Company’s strategy, all material plans of management in place addressing the assumptions and expectations described in the Outlook section, and make appropriate references to such strategy in the Outlook section. Furthermore, we will elaborate on the Company’s belief that it will be able to “maintain the resources necessary to fund its research and development expenditures, capital expenditures and financing operations even if it experiences short-term fluctuations in earnings,” as explained under “—Maintain Financial Strength” on page 17, and make appropriate references to such section in the Outlook section.

Consolidated Statements of Income, page F-5

6.
Based on your disclosure on page 53, it appears that provisions for credit losses for your financial services operations are recorded as component of selling, general, and administrative expenses in your statements of income.  Given that the primary costs

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of your financial services operation appear to be the cost of funds, the cost of loan losses, and the costs of residual value losses and given that the cost of loan losses are not merely incidentally incurred as a result of your automotive operations, it appears that these costs would be more appropriately classified as costs of financing operations in your statements of income.  Please revise in future fillings or advise, as appropriate.

The Company’s Response

We acknowledge the Staff’s comments; however, we consider it appropriate to include the cost of loan losses as a component of selling, general, and administrative expenses.

We believe that costs of financing operations are direct costs incurred for generating revenues from financing operations, and include such costs as interest expenses, costs of depreciating leased assets and costs of residual value losses.

In contrast, we believe that the costs that are either incurred after the provision of financial services or that are not directly relating to the provision of financial services are components of selling, general and administrative expenses. We believe that provisions for credit losses are a component of selling expenses because they arise from the deterioration in customers’ financial condition after the provision of financial services and do not necessarily have a direct relationship with the financial service revenues at the time of provision of the financial services. This is consistent with the recording of the provisions for doubtful accounts as a component of selling, general and administrative expenses for our automotive operations.  Because our financial operations support our automotive operations, we believe that we should classify both the provision for credit losses and the provision for doubtful accounts as components of selling, general and administrative expenses. We believe that those allowances should be recorded in the same line item in our financial statements, regardless of whether we sell our products with or without financing.

In order to increase transparency and understanding of users of our consolidated financial statements, we intend to include the following accounting policy disclosure in future filings under the heading indicated below:

Allowance for credit losses -
“Allowance for credit losses are established to cover probable losses on receivables resulting from the inability of customers to make required payments, and are included in selling, general and administrative expenses.”

Note 2: Summary of Significant Accounting Policies

7.	To the extent material, please revise to state the method and period over which loan origination costs are amortized to interest income.

The Company’s Response

We acknowledge the Staff’s comments. We intend to include the following disclosure in future filings under the headings indicated below:

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Finance receivables -
“Incremental direct costs incurred in connection with the acquisition of finance receivables are capitalized and amortized so as to approximate a level rate of return over the term of the related contracts.”

Property, plant and equipment -
“Incremental direct costs incurred in connection with the acquisition of operating lease contracts are capitalized and amortized on a straight-line method over the lease term.”

Allowance for credit losses, page F-12

8.
Please revise to provide a description of the methodology used to estimate your allowance for credit losses, including an identification of the factors that influence management’s judgment about frequency of occurrence and loss severity.  To the extent your allowance includes both specific allowances for troubled accounts and a general reserve on the remaining portfolio, please address each separately.  Please also revise to disclose your policy for placing loans and receivables on nonaccrual status, recording payments received on nonaccrual loans and receivables, and resuming accrual of interest.  In addition, revise to disclose your policy for determining past due or delinquency status.  Refer to paragraph 13 of SOP 01-6.  Please provide us with a copy of your intended revised disclosure.

The Company’s Response

We acknowledge the Staff’s comments. We intend to include the following disclosure with respect to the methodology used to estimate our allowance for credit losses in future filings under the heading indicated below:

Allowance for credit losses -
“The allowance for credit losses is based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors.

In the allowance for credit losses, general reserves are collectively calculated by applying reserve rates to each homogenous portfolio. This reserve rate is based on historical loss experience, current economic conditions and other pertinent factors. Specific reserves on identified receivables are determined by the present value of expected future cash flows or the fair value of collateral when it is probable that such receivables will be unable to be fully collected.”

With respect to our policy for placing loans and receivables on nonaccrual status, recording payments received on nonaccrual loans and receivables, resuming accrual of interest, and determining past due or delinquency status, we intend to include the following disclosure in future filings under the heading indicated below:

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Finance receivables -
“Retail and finance lease receivables are not placed on nonaccrual status. Rather, these receivables are charged off when payments due are no longer expected to be received or the account is 150 days contractually delinquent, whichever occurs first.

Wholesale and other dealer loan receivables are placed on nonaccrual status when full payment of principal or interest is in doubt or principal or interest is 90 days or more contractually past due, whichever occurs first.

Interest income on nonaccrual receivables is recognized only to the extent it is received in cash. Accounts are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured.”

Note 7. Finance Receivables, page F-19

9.
We note your disclosure of the major categories of finance and other receivables.  Please revise to include a description of each of these categories.  Please also provide separate disclosure of repossessed assets, including a roll forward of activity related to repossessed assets, losses recognized at the time of repossession and at the time of sale.  In addition, please revise to disclose your recorded investment in loans on nonaccrual status and the recoded investment in loans past due 90 days or more and still accruing.  Please provide us with a copy of your intended revised disclosure.

The Company’s Response

We acknowledge the Staff’s comments. We intend to include the following disclosure with respect to the major categories of finance and other receivables in future filings:

“Retail receivables:

Toyota acquires new and used vehicle installment contracts primarily from dealers. Contract period of these primarily range from 2 years to 7 years. Installment contracts acquired must first meet specified credit standards. Thereafter, Toyota retains responsibility for contract collection and administration. Toyota acquires security interests in the vehicles financed and can generally repossess vehicles if customers fail to meet their contractual obligations. Almost all retail receivables are non-recourse, which relieves the dealers from financial responsibility in the event of repossession.

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Finance lease receivables:

Toyota acquires new vehicle lease contracts originated primarily through dealers. Contract period of these primarily range from 2 years to 5 years. Lease contracts acquired must first meet specified credit standards after which Toyota assumes ownership of the leased vehicle. Toyota is responsible for contract collection and administration during the lease period. Toyota is generally permitted to take possession of the vehicle upon a default by the lessee. The residual value is normally estimated at the time the vehicle is first leased. Vehicles returned to Toyota at the end of their leases are sold by auction.

Wholesale and other dealer loan receivables:

Toyota also provides short-term wholesale financing to qualified dealers to finance inventories. Toyota acquires security interests in vehicles financed at wholesale. In cases where additional security interests would be required, Toyota takes dealership assets or personal assets, or both, as additional security. If a dealer defaults, Toyota has the right to liquidate any assets acquired and seek legal remedies. Toyota also makes term loans to dealers for business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. These loans are typically secured with liens on real estate, other dealership assets and/or personal assets of the dealers.

Finance receivables were geographically distributed as follows: in North America 61.9%, in Europe 13.1%, in Japan 12.6%, in Asia 4.0% and in Other 8.4% as of March 31, 2008, and in North America 63.6%, in Japan 14.1%, in Europe 11.0%, in Asia 3.8% and in Other 7.5% as of March 31, 2009.”

With respect to repossessed assets, the balance as of March 31, 2008 was ¥11,247 million, or 0.1% of the total finance receivables of ¥10,275,898 million and as of March 31, 2009 was ¥14,683 million, or 0.2% of the total finance receivables of ¥9,546,951 million. As these are amounts which we do not consider to be material in our consolidated financial statements, we have not disclosed information relating to repossessed assets.  If the amount of repossessed assets becomes material in the future, we are prepared to disclose relevant information in accordance with SOP01-6.

With respect to our recorded investment in loans on nonaccrual status and the recoded investment in loans past due 90 days or more and still accruing, we intend to include the following disclosure in future filings:

“Finance receivables on nonaccrual status were ¥21,221 million and ¥59,521 million ($606 million) and finance receivables past due over 90 days and still accruing were ¥41,645 million and ¥43,370 million ($442 million) as of March 31, 2008 and 2009, respectively.”

10.	Please disclose allowances for losses by major receivable category.

The Company’s Response

We acknowledge the Staff’s comments.  We intend to include the following disclosure in future filings:

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	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Allowance for credit losses:
Retail	(81,498)	(157,359)	(1,602)
Finance leases	(4,592)	(7,776)	(79)
Wholesale and other dealer loans	(31,616)	(73,797)	(751)

11.
Please revise to disclose the total recorded investment in impaired loans at the end of each reporting period, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance, and the amount of that recorded investment for which there is no related allowance.  Please also disclose the average recorded investment in the impaired loans during each period.  Refer to paragraph 20 of SFAS 114.

The Company’s Response

We acknowledge the Staff’s comments.  We intend to include the following disclosure in future filings:

“The table below summarizes information about impaired finance receivables:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Impaired finance receivables with an allowance:
Wholesale and other dealer loans	¥7,372	¥26,129	$266
Impaired finance receivables without an allowance:
Wholesale and other dealer loans	－	3,438	35
Total impaired finance receivables	¥7,372	¥29,567	$301

Allowance for credit losses recorded for impaired finance receivables were ¥2,278 million and ¥6,287 million ($64 million) as of March 31, 2008 and 2009, respectively.

Average impaired finance receivables were ¥6,311 million and ¥28,585 million ($291 million) for the years ended March 31, 2008 and 2009, respectively.”

12.	Please consider disclosing qualitative data related to your finance receivables that would better allow investors to understand the types and characteristics of assets in your portfolio.

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The Company’s Response

We acknowledge the Staff’s comments.  We intend to include the proposed disclosure in response to comment 9 in future filings to better allow investors to understand the types and characteristics of assets in our portfolio.

*           *           *

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission, (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Yoichiro Ichimaru
Name:	Yoichiro Ichimaru
Title:	Executive Vice President, Member of the Board

cc:	Theresa Messinese (Division of Corporation Finance)
Masahisa Ikeda (Shearman & Sterling LLP)
Michael G. Smith (PricewaterhouseCoopers LLP)

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Attachment A

Results of Operations — Fiscal 2009 Compared with Fiscal 2008

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Japan	¥15,315,812	¥12,186,737	¥(3,129,075)	(20.4)%
North America	9,423,258	6,222,914	(3,200,344)	(34.0)%
Europe	3,993,434	3,013,128	(980,306)	(24.5)%
Asia	3,120,826	2,719,329	(401,497)	(12.9)%
Other*	2,294,137	1,882,900	(411,237)	(17.9)%
Intersegment elimination/unallocated amount	(7,858,227)	(5,495,438)	2,362,789	－
Total	26,289,240	20,529,570	(5,759,670)	(21.9)%
Operating income (loss):
Japan	1,440,286	(237,531)	(1,677,817)	－
North America	305,352	(390,192)	(695,544)	－
Europe	141,571	(143,233)	(284,804)	－
Asia	256,356	176,060	(80,296)	(31.3)%
Other*	143,978	87,648	(56,330)	(39.1)%
Intersegment elimination/unallocated amount	(17,168)	46,237	63,405	－
Total	2,270,375	(461,011)	(2,731,386)	－
Operating margin	8.6%	(2.2)%	(10.8)%
Income (loss) before income taxes, minority interest and equity in earnings of affiliated companies	2,437,222	(560,381)	(2,997,603)	－
Net margin from Income (loss) before income taxes, minority interest and equity in earnings of affiliated companies	9.3%	(2.7)%	(12.0)%
Equity in earnings of affiliated companies	270,114	42,724	(227,390)	(84.2)%
Net income	1,717,879	(436,937)	(2,154,816)	－
Net margin	6.5%	(2.1)%	(8.6)%
_______________
* “Other” consists of Central and South America, Oceania and Africa.

Net Revenues

Toyota had net revenues for fiscal 2009 of ¥20,529.5 billion, a decrease of ¥5,759.7 billion, or 21.9%, compared with the prior year. This decrease principally reflects the impact of decreased vehicle unit sales and changes in sales mix of ¥3,400.0 billion, the unfavorable impact of fluctuations in foreign currency translation rates of ¥2,031.2 billion, and decreased parts sales of ¥128.6 billion during fiscal 2009. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues would have been approximately ¥22,560.7 billion during fiscal 2009, a 14.2% decrease compared with the prior year.  As a result of the downturn in the economy stemming from the financial crisis since the fall of 2008, the automotive market contracted by 14.9% in Japan compared to the prior fiscal year, and by 13.2% in North America and 9.5% in Europe compared to the prior calendar year.  Affected by this downturn, Toyota’s vehicle unit sales decreased to 7,567 thousand vehicles, or by 15.1%, compared to the prior fiscal year.  The decrease in net revenues was also due to the effect of foreign currency exchange rate fluctuations and changes in the market structure resulting from a shift in consumer preference towards small vehicles and low-price vehicles.

Net revenues by product category is as follows:

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage

Vehicles	¥20,723,588	¥15,635,490	¥(5,088,098)	(24.6)%
Parts and components for overseas production	342,244	298,176	(44,068)	(12.9)%
Parts and components for after service	1,785,684	1,575,316	(210,368)	(11.8)%
Other	1,308,738	1,041,519	(267,219)	(20.4)%
Total Automotive	24,160,254	18,550,501	(5,609,753)	(23.2)%
All Other	660,256	623,219	(37,037)	(5.6)%
Total sales of products	24,820,510	19,173,720	(5,646,790)	(22.8)%
Financial services	1,468,730	1,355,850	(112,880)	(7.7)%
Total	¥26,289,240	¥20,529,570	¥(5,759,670)	(21.9)%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, that decreased by 22.8% during fiscal 2009 compared with the prior year to ¥19,173.7 billion, and net revenues from financial services operations that decreased by 7.7% during fiscal 2009 compared with the prior year to ¥1,355.8 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues from sales of products would have been approximately ¥21,011.3 billion, a 15.3% decrease during fiscal 2009 compared with the prior year. The decrease in net revenues from sales of products is primarily attributable to a substantial contraction of the automotive market caused by a rapid deterioration of the world economy following the financial crisis since the fall of 2008, as well as changes in the market structure resulting from a shift in consumer preference towards small vehicles and low-price vehicles. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues from financial services operations would have been approximately ¥1,549.4 billion, a 5.5% increase during fiscal 2009 compared with the prior year.  The increase in net revenues from financial services operations is primarily attributable to the increase in volume of financings as a result of an increase in market share primarily of the finance subsidiary in North America.

Number of financing contracts by geographic region is as follows:

	Number of financing contracts in thousands
	March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage

Japan	1,614	1,660	46	2.9%
North America	4,241	4,403	162	3.8%
Europe	709	748	39	5.5%
Asia	357	387	30	8.4%
Other*	413	440	27	6.5%
Total	7,334	7,638	304	4.1%
_______________
* “Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2009 decreased by 20.4% in Japan, 34.0% in North America, 24.5% in Europe, 12.9% in Asia and 17.9% in Other compared with the prior year. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues in fiscal 2009 would have decreased by 20.4% in Japan, 25.0% in North America, 14.1% in Europe, 0.5% in Asia and 1.1% in Other compared with the prior year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage

Toyota’s consolidated vehicle unit sales	2,188	1,945	(243)	(11.1)%

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥15,183,262	¥12,067,494	¥(3,115,768)	(20.5)%
Financial services	132,550	119,243	(13,307)	(10.0)%
Total	¥15,315,812	¥12,186,737	¥(3,129,075)	(20.4)%

Although Toyota enjoyed strong sales of new car models such as the Alphard and the Velfire amid the downturn in the real economy and increased domestic competition, net revenues in Japan decreased primarily due to lower vehicle unit sales compared to the prior fiscal year as a result of difficult market conditions.  Net revenues in Japan decreased also due to shift in consumer preference towards compact and subcompact cars influenced by decreased consumer spending and heightened environmental awareness.

North America

	Thousands of units
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage

Toyota’s consolidated vehicle unit sales	2,958	2,212	(746)	(25.2)%

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥8,339,887	¥5,226,426	¥(3,113,461)	(37.3)%
Financial services	1,083,371	996,488	(86,883)	(8.0)%
Total	¥9,423,258	¥6,222,914	¥(3,200,344)	(34.0)%

Net revenues in North America decreased primarily due to the substantial decrease in vehicle unit sales as a result of the downturn in the market stemming from the financial crisis since the fall of 2008. In particular, the decline in vehicle unit sales is attributable to the decline in vehicle unit sales of commercial vehicles as a result of the surge in prices of crude oil in the first half of fiscal 2009, a shift in consumer preference towards small vehicles and fuel-efficient vehicles, and a rapid decline in vehicle unit sales of passenger vehicles as a result of the financial crisis in the second half of fiscal 2009. Although net revenues from financing operations decreased, net revenues from financing operations increased by ¥54.3 billion excluding the ¥141.1 billion impact of fluctuation in foreign currency exchange rate, which is attributable to the increase in market share primarily of the finance subsidiary in North America.

Europe

	Thousands of units
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage

Toyota’s consolidated vehicle unit sales	1,284	1,062	(222)	(17.3)%

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥3,878,677	¥2,911,234	¥(967,443)	(24.9)%
Financial services	114,757	101,894	(12,863)	(11.2)%
Total	¥3,993,434	¥3,013,128	¥(980,306)	(24.5)%

Although Toyota enjoyed strong sales of compact cars and environmentally-friendly cars such as the Aygo and the Prius, net revenues in Europe decreased due to lower vehicle unit sales compared to the prior fiscal year.  The decrease in net revenues was also due to the fiscal year falling between periods of full model changes.

Asia

	Thousands of units
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage

Toyota’s consolidated vehicle unit sales	956	905	(51)	(5.4)%

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥3,082,832	¥2,676,939	¥(405,893)	(13.2)%
Financial services	37,994	42,390	4,396	11.6%
Total	¥3,120,826	¥2,719,329	¥(401,497)	(12.9)%

Although the sales of models such as the Avanza and the Innova increased, net revenues in Asia decreased due to a decrease in vehicle unit sales compared to the prior fiscal year as a result of the deterioration of the world economy following the financial crisis in the fall of 2008.

Other

	Thousands of units
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage

Toyota’s consolidated vehicle unit sales	1,527	1,443	(84)	(5.5)%

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥2,186,817	¥1,779,089	¥(407,728)	(18.6)%
Financial services	107,320	103,811	(3,509)	(3.3)%
Total	¥2,294,137	¥1,882,900	¥(411,237)	(17.9)%

Net revenues in Other decreased due to the decrease in vehicle unit sales compared to the prior fiscal year as a result of a downturn in the markets other than the Middle East.

Operating Costs and Expenses

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Operating costs and expenses	¥24,018,865	¥20,990,581	¥(3,028,284)	(12.6)%
Cost of products sold	20,452,338	17,468,416	(2,983,922)	(14.6)%
Cost of financing operations	1,068,015	987,384	(80,631)	(7.5)%
Selling, general and administrative	2,498,512	2,534,781	36,269	1.5%

Yen in millions
2009 v. 2008 Change
Changes in operating costs and expenses:
Effect of decrease in vehicle unit sales and changes in sales mix	¥(2,100,000)
Effect of fluctuation in foreign currency translation rates	(2,062,100)
Effect of decrease in parts sales	(111,300)
Effect of decrease in research and development expenses	(54,800)
Effect of increase in expenses and other effects	1,299,916
Total	¥(3,028,284)

Operating costs and expenses decreased by ¥3,028.3 billion, or 12.6%, to ¥20,990.5 billion during fiscal 2009 compared with the prior year. This decrease resulted primarily from the approximate ¥2,100 billion impact on costs of products attributable to the decrease in vehicle unit sales and the changes in sales mix, the ¥2,062.1 billion impact of fluctuations in foreign currency translation rates, ¥111.3 billion decreased costs corresponding to the decrease in parts sales, and the ¥54.8 billion decrease in research and development expenses, partially offset by the ¥1,299.9 billion increase in expenses and other effects.

Cost Reduction Efforts

Cost reduction efforts were offset by increases in the prices of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. Although the prices of raw materials such as steel remained high through fiscal 2009 as a result of market conditions, cost reduction efforts, working closely with suppliers, absorbed the impact of the market price increase. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of Products Sold

Cost of products sold decreased by ¥2,984.0 billion, or 14.6%, to ¥17,468.4 billion during fiscal 2009 compared with the prior year. The decrease in cost of products sold for automotive operations is primarily attributed to the decrease in vehicle unit sales and the changes in sales mix, the impact of fluctuations in foreign currency translation rates, the impact of the decrease in parts sales, and the decrease in research and development expenses, partially offset by increases in expenses. The impact of decrease in vehicle unit sales and the changes in sales mix reflected such factors as the substantial contraction of the automotive market caused by a rapid deterioration of the world economy following the financial crisis since the fall of 2008, as well as changes in the market structure resulting from a shift in consumer preference towards small vehicles and low-price vehicles. The decrease in research and development expenses is attributable to reduced development costs realized as a result of efforts to improve earnings by improving development efficiency. This decrease in research and development expenses was achieved while maintaining a focus on the development of environmentally conscious technologies including hybrid and fuel-cell technology, and the developments in advanced technologies relating to collision safety and vehicle stability controls to further build up competitive strength in the future. The increase in expenses is attributable to the inefficiency from decreased operational activity, increase in inventory reserve for the lower of cost or market, and the incurrence of product-quality related expenses in the first half of fiscal 2009.

Cost of Financing Operations

Yen in millions
2009 v. 2008 Change
Changes in cost of financing operations:
Effect of fluctuation in foreign currency translation rates	¥(206,400)
Effect of increase in allowance for residual value losses	70,000
Effect of increase in valuation losses on interest rate swaps stated at fair value	12,200
Other	43,569
Total	¥(80,631)

Cost of financing operations decreased by ¥80.6 billion, or 7.5%, to ¥987.4 billion during fiscal 2009 compared with the prior year. The decrease resulted primarily from the ¥206.4 billion impact of fluctuations in foreign currency translation rates, partially offset by the ¥70.0 billion increase in allowance for residual value losses and the ¥12.2 billion increase in valuation losses on interest rate swaps stated at fair value. The increase in allowance for residual value losses is primarily attributable to the increase in allowance for residual value losses of operating lease vehicles resulting from the decrease in the prices of used vehicles, particularly of large vehicles with low fuel economy due to the economic downturn.  The increase in valuation losses on interest rate swaps stated at fair value is attributable to the valuation losses on unhedged floating to fixed interest rate swaps due to the decline in market interest rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥36.2 billion, or 1.5%, to ¥2,534.7 billion during fiscal 2009 compared with the prior year. This increase mainly reflects the ¥119.4 billion increase for the financial services operations, partially offset by the ¥95.2 billion decrease of marketing expense which is attributable to reduced marketing costs realized as a result of efforts to improve earnings. The increase for the financial services operations is primarily due to the ¥170.0 billion increase in provision for credit losses, net charge-offs, which is attributable to the rise in the ratio of credit losses as a result of the economic downturn mainly in the United States.

Operating Income and Loss

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in vehicle unit sales and changes in sales mix and other operational factors	¥(1,480,000)
Effect of decrease in parts sales	(17,300)
Effect of fluctuation in foreign currency translation rates	30,900
Effect of decrease in research and development expenses	54,800
Effect of increase in expenses and other effects	(1,319,786)
Total	¥(2,731,386)

Toyota’s operating income decreased by ¥2,731.3 billion to an operating loss of ¥461.0 billion during fiscal 2009 compared with the prior year. This operating loss was unfavorably affected by the ¥1,300.0 billion decrease in vehicle unit sales and the changes in sales mix, the ¥1,319.7 billion increase in expenses and other effects, and the ¥17.3 billion decrease in parts sales, partially offset by the ¥54.8 billion decrease in research and development expenses.

During fiscal 2009, operating income (before the elimination of intersegment profits) for significant geographic regions decreased by ¥1,677.8 billion in Japan, decreased by ¥695.5 billion in North America, decreased by ¥284.8 billion in Europe, decreased by ¥80.3 billion, or 31.3%, in Asia, and decreased by ¥56.3 billion, or 39.1% in Other compared with the prior year.

The following is a discussion of operating income and loss in each geographic market.

Japan

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales in the export markets and other operational factors	¥(730,000)
Effect of increase in expenses and other effects	(947,817)
Total	¥(1,677,817)

The decrease in Japan was mainly due to the ¥700.0 billion impact of decreases in both production volume and vehicle unit sales in the export markets, partially offset by the decrease in research and development expenses. The decreases in both production volume and vehicle unit sales in the export markets are attributable to the difficult market conditions caused by the downturn in the real economy.

North America

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(580,000)
Effect of fluctuation in foreign currency translation rates	52,700
Effect of increase in expenses and other effects	(168,244)
Total	¥(695,544)

The decrease in North America was mainly due to the ¥400.0 billion impact of decreases in both production volume and vehicle unit sales, the increases in the provision for credit losses, net charge-offs and allowance for residual value losses in sales finance subsidiaries in the United States, partially offset by the ¥52.7 billion impact of the fluctuations in foreign currency translation rates. The decreases in both production volume and vehicle unit sales in North America are attributable to the rapid decline in vehicle unit sales of commercial vehicles and passenger vehicles due to the downturn in the market stemming from the financial crisis in the fall of 2008.

Europe

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(190,000)
Effect of fluctuation in foreign currency translation rates	18,100
Effect of increase in expenses and other effects	(112,904)
Total	¥(284,804)

The decrease in Europe was mainly due to the ¥180.0 billion impact of decreases in both production volume and vehicle unit sales, partially offset by the ¥18.1 billion impact of fluctuations in foreign currency translation rates. The decreases in both production volume and vehicle unit sales in Europe are attributable to the significant decline in vehicle unit sales in western Europe compared to the prior fiscal year as a result of the rapid market contraction due to the financial crisis in the fall of 2008. The decreases are also attributable to the fiscal year falling between periods of full model changes.

Asia

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥-
Effect of fluctuation in foreign currency translation rates	(24,400)
Effect of increase in expenses and other effects	(55,896)
Total	¥(80,296)

The decrease in Asia was mainly due to the ¥24.4 billion impact of the fluctuations in foreign currency translation rates.

Other

The decrease in Other was primarily due to the decrease in vehicle unit sales.

Other Income and Expenses

Interest and dividend income decreased by ¥27.3 billion, or 16.4%, to ¥138.4 billion during fiscal 2009 compared with the prior year mainly due to a decrease in interest income from marketable securities.

Interest expense increased by ¥0.8 billion, or 1.7%, to ¥46.9 billion during fiscal 2009 compared with the prior year.

Foreign exchange gains, net decreased by ¥11.0 billion to a loss of ¥1.8 billion during fiscal 2009 compared with the prior year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net decreased by ¥227.2 billion to a loss of ¥189.1 billion during fiscal 2009 compared with the prior year. This decrease was mainly due to the recognition of impairment losses on available-for sale securities.

Income Taxes

The provision for income taxes decreased by ¥968.0 billion to a tax benefit of ¥56.5 billion during fiscal 2009 compared with the prior year primarily due to the decrease in income before income taxes. The effective tax rate was 10.1%, which was lower than its statutory tax rate in Japan primarily due to a recognition of valuation allowance for deferred tax assets at domestic and overseas subsidiaries.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries decreased by ¥102.2 billion to a loss of ¥24.2 billion during fiscal 2009 compared with the prior year. This decrease was mainly due to a decrease in net income at consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2009 decreased by ¥227.4 billion, or 84.2%, to ¥42.7 billion compared with the prior year. This decrease was due to a decrease in net income at the affiliated companies.

Net Income and Loss

Toyota’s net income decreased by ¥2,154.8 billion to a loss of ¥437.0 billion during fiscal 2009 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive losses decreased by ¥76.0 billion to losses of ¥866.5 billion for fiscal 2009 compared with the prior year. This decrease in losses resulted primarily from favorable foreign currency translation adjustments in fiscal 2009 to losses of ¥381.3 billion compared with losses of ¥461.1 billion in the prior year, and a decrease in unrealized holding losses on securities in fiscal 2009 to ¥293.1 billion compared with ¥347.8 billion in the prior year. The decrease in unrealized holding losses on securities was mainly due to the recognition of impairment losses on available-for sale securities.

Segment Information

	Yen in millions
	For the year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Automotive:
Net revenues	¥24,177,306	¥18,564,723	¥(5,612,583)	(23.2)%
Operating income (loss)	2,171,905	(394,876)	(2,566,781)	－
Financial Services:
Net revenues	1,498,354	1,377,548	(120,806)	(8.1)%
Operating income (loss)	86,494	(71,947)	(158,441)	－
All Other:
Net revenues	1,346,955	1,184,947	(162,008)	(12.0)%
Operating income (loss)	33,080	9,913	(23,167)	(70.0)%
Intersegment elimination/unallocated amount:
Net revenues	(733,375)	(597,648)	135,727	－
Operating income (loss)	(21,104)	(4,101)	17,003	－

The following is a discussion of results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues.  Net revenues for the automotive segment for fiscal 2009 decreased by ¥5,612.6 billion, or 23.2% compared with the prior year to ¥18,564.7 billion. The decrease was primarily due to decreased vehicle unit sales and the changes in sales mix of approximately ¥3,400 billion, fluctuations in foreign currency translation rates of ¥1,833.8 billion and decreased parts sales during fiscal 2009.

Operating income from the automotive operations decreased by ¥2,566.7 billion during fiscal 2009 compared with the prior year to an operating loss of ¥394.8 billion. This decrease was primarily due to decrease in vehicle unit sales and changes in sales mix of ¥1,300.0 billion and the  increase in expenses of ¥491.3 billion.

The decrease in vehicle unit sales and changes in sales mix reflected such factors as a substantial contraction of the automotive market caused by a rapid deterioration of the world economy following the financial crisis since the fall of 2008, as well as changes in the market structure resulting from a shift in consumer preference towards small vehicles and low-price vehicles.  The increase in expenses is attributable to the inefficiency from decreased operational activity, increase in inventory reserve for the lower of cost or market, and the incurrence of product-quality related expenses in the first half of fiscal 2009.

Financial Services Operations Segment

Net revenues in fiscal 2009 for the financial services operations decreased by ¥120.8 billion, or 8.1% compared to the prior year to ¥1,377.5 billion. This decrease was primarily due to the unfavorable impact of fluctuations in foreign currency translation rates of ¥195.0 billion, which was partially offset by a higher volume of financing of ¥95.0 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues for its financial services operations would have been approximately ¥1,572.5 billion during fiscal 2009, a 5.0% increase compared with the prior year.  The increase in net revenues from financial services operations, eliminating the difference in the Japanese yen value used for translation purposes, is primarily attributable to the increase in volume of financings as a result of an increase in market share primarily of the finance subsidiary in North America.

Operating income from financial services operations decreased by ¥158.5 billion to an operating loss of ¥72.0 billion during fiscal 2009 compared with the prior year. This decrease was primarily due to the ¥170.0 billion increase in provision for credit losses, net charge-offs and the ¥70.0 billion increase in allowance for residual value losses, and the ¥12.2 billion increase in valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries primarily in the United States.

The increase in provision for credit losses, net charge-offs is primarily attributable to the increase in provision for credit-losses, net charge-offs in the United States due to the rise in the ratio of credit losses as a result of the economic downturn.

The increase in allowance for residual value losses is primarily attributable to the decrease in the prices of used vehicles, particularly of large vehicles with low fuel economy, as a result of the economic downturn. The increase in valuation losses on interest rate swaps stated at fair value is attributable to the valuation losses on unhedged floating to fixed interest rate swaps due to the decline in market interest rates.

Ratio of credit loss experience in the United States is as follows:

	For the year ended March 31,
	2008	2009
Net charge-offs as a percentage of average gross earning assets:
Finance receivables	1.08%	1.54%
Operating lease	0.40%	0.86%
Total	0.91%	1.37%

All Other Operations Segment

Net revenues for Toyota’s other operations segment decreased by ¥162.0 billion, or 12.0%, to ¥1,184.9 billion during fiscal 2009 compared with the prior year.

Operating income from Toyota’s other operations segment decreased by ¥23.1 billion, or 70.0% to ¥9.9 billion during fiscal 2009 compared with the prior year.